EXHIBIT 99.1

PyroGenesis Announces the Return of Mr. Alan Curleigh as Chair of the Board of Directors

MONTREAL, Feb. 08, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® and a Deloitte Technology Fast 50™ high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today that Mr. Alan Curleigh is returning to lead PyroGenesis’ Board of Directors (the “Board”) as Chair, effective immediately. Mr. P. Peter Pascali will step down as Chair of PyroGenesis, and pursue his regular duties as CEO, President and Director of PyroGenesis. The Board now has eight directors, of which 6 are independent directors.

“On behalf of the Board of Directors and myself, I would like to extend a warm welcome to Mr. Curleigh on his return to PyroGenesis. Mr. Curleigh has the deepest respect of PyroGenesis’ management team, most of whom have worked closely with him until his departure as Chair in 2019 after a 9-year tenure. His history with the team will allow for an easy transition of leadership governance,” said Mr. P. Peter Pascali, CEO and President of the Board. “As much as I liked being the Chair, I always looked at it as an interim position as I believe the Chair would be better served by an independent director, and who better than the one who has served us well before. We feel very fortunate that the opportunity arose whereby Mr. Alan Curleigh’s diverse skill set, and extensive international business experience will once again complement our existing leadership. We have no doubt he will be instrumental in our success in pursuing our goal to be the leading innovator and provider of greenhouse gases emission reduction, and energy transition technologies, to heavy industry.”

“I am honored to serve once again as Chair of PyroGenesis’ Board after a short hiatus”, said Mr. Alan Curleigh. “The Company has undergone significant growth with exciting changes, and I could not be more proud to return to the Company. The momentum has clearly been building and the Company has entered an exciting new chapter in its history. I am looking forward to working with my fellow board members and the Company's management teams to support this next stage of growth.”

Alan Curleigh Biography

Alan Curleigh has a wealth of experience in international business, capital projects, and board governance. For many years a senior executive and Board member of TESSAG KSH (now KSH Solutions), a 100-year old global engineering contracting company serving the forestry products, energy, environmental and chemical industries, Mr. Curleigh subsequently served as a representative on multiple corporate boards and associations. Most notably, Mr. Curleigh was federally appointed by Canada’s International Trade Minister to Chair the Board of Directors of the Canadian Commercial Corporation, a crown corporation mandated to support the growth of international trade by helping Canadian exporters gain access to, and negotiate with, foreign government procurement markets – a role he held for 7 years. Additionally, Mr. Curleigh was Chair of the Audit Committee for Veterans Affairs Canada, was the Chair of the Board of the Canadian Manufacturers and Exporters, Canada’s largest industry association, was a board member and treasurer of the Canadian Exporters Association; and a Board Member for NorthStar Trade Finance. Mr. Curleigh has been a visiting Faculty Member at the Directors College, a joint initiative between The Conference Board of Canada and McMaster University’s DeGroote School of Business and Canada’s premier school of governance, where he has lectured extensively on Board governance issues since the school’s inauguration. For his many contributions to leadership and business in Canada, Mr. Curleigh is the recipient of numerous awards, including the Queen Elizabeth II Diamond Jubilee Medal for dedicated service to peers and country in building a stronger export sector for Canada.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., is a high-tech company, and a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/